                                                                    [EXHIBIT 25]

ALBRIGHT, STODDARD, WARNICK
  & ALBRIGHT
G. MARK ALBRIGHT
Nevada Bar No. 001394
WILLIAM H. STODDARD, ESQ.
Nevada Bar No. 001477
Quail Park Suite D-4
801 South Rancho Drive
Las Vegas, NV 89106
Telephone:  702/ 384-7111

Counsel for Plaintiff

[Additional counsel appear on signature page.]

                          UNITED STATES DISTRICT COURT
                               DISTRICT OF NEVADA

RHODA KANAREK on behalf of herself and           )
all                                              )   CV-S-97-00166-PMP (RLH)
others similarly situated,                       )
                                                 )   CLASS ACTION
                             Plaintiff,          )   COMPLAINT
                                                 )
      - against -                                )
                                                 )   Plaintiff Demands A
RAND V. ARASKOG, ROBERT A.                       )   Trial by Jury
BOWMAN, BETTE B. ANDERSON,                       )
NOLAN D. ARCHIBALD, ROBERT A.                    )
BURNETT, PAUL G. KIRK, JR., EDWARD C.            )
MEYER, BENJAMIN F. PAYTON, VIN                   )
WEBER, MARGITA E. WHITE,                         )
KENDRICK R. WILSON III and                       )
ITT CORPORATION,                                 )
                                                 )
                             Defendants.         )
                                                 )
------------------------------------------------

     Plaintiff, by her attorneys, for her complaint against defendants, allege upon personal knowledge with respect to paragraphs 9-21, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

                              NATURE OF THE ACTION

     1. Plaintiff brings this action as a class action on behalf of herself and all other stockholders of ITT Corporation ("ITT" or the "Company") who are similarly situated, against the directors and/or senior officers of ITT to enjoin certain actions of the Individual Defendants

(as defined herein) which are intended to thwart any takeover of the Company, as more fully described below.

     2. In particular, these shareholders are currently being deprived of the opportunity to realize the full benefits of their investment in ITT. Among other things, the director defendants have failed to adequately consider a premium offer to acquire control of ITT by Hilton Hotels Corp. ("Hilton"), and are, on information and belief, preparing to use their fiduciary positions of control over ITT to thwart Hilton and any others in any legitimate attempts to acquire ITT.

     3. In addition, defendants, in anticipation of such unsolicited bids, have implemented or are using several anti-takeover devices, including, but not limited to, a "poison pill." Unless defendants are prevented from using these defensive devices improperly, Hilton and other potential suitors will effectively be prevented from consummating any legitimate offers for ITT. Also, two Nevada statutes, which are discussed in detail below, will similarly thwart any legitimate Hilton offer or other offers from any potential acquiror, unless ITT takes affirmative steps to disarm the impact of these statutes. The statutes, therefore, violate the Commerce Clause, the Supremacy Clause and the Due Process Clause of the United States Constitution.

     4. Defendants' action and inaction represents an effort by the Individual Defendants to entrench themselves in office so that they may continue to receive the substantial salaries, compensation and other benefits and perquisites of their offices.

     5. The Individual Defendants are abusing their fiduciary positions of control over ITT to thwart legitimate attempts at acquiring the Company and are seeking to entrench themselves in the management of the Company. The actions of the Individual Defendants constitute a breach of their fiduciary duties to maximize shareholder value, to not consider their own interests over those of the public shareholders, and to respond reasonably and on an informed basis to bona fide offers for the Company. These actions are contrary to federal and state law and policy.

                             JURISDICTION AND VENUE

     6. This action is brought pursuant to the Supremacy Clause (art. VI, cl.
2), the Commerce Clause (art. I, ss. 8, cl. 3) and the Due Process Clause (amends V and XIV) of the United States Constitution; principles of common law; and the federal Declaratory Judgments Act, 28 U.S.C. ss. 2201. Pursuant to Rule 24(c) of the Federal Rules of Civil Procedure, Plaintiff calls the attention of the Court to 28 U.S.C. ss. 2403, pursuant to which the Court shall notify the state attorney general of any action in which the constitutionality of any statute of a state is drawn into question.

     7. The Court has jurisdiction of the subject matter of this action pursuant to 28 U.S.C. ss.ss. 1331 and 1367(a).

     8. Venue is proper in this district pursuant to 28 U.S.C. ss.ss.
1391(a)-(c).

                                   THE PARTIES

     9. Plaintiff Rhoda Kanarek is, and at all relevant times has been, the owner of common stock of defendant ITT.

     10. Plaintiff Adolph Feuerstein is, and at all relevant times has been, the owner of common stock of defendant ITT.

     11. Plaintiff David L. Freeman trustee F/B/O Woodtech Sales & Marketing Inc Employees Profit Sharing Trust is, and at all relevant times has been, the owner of common stock of defendant ITT.

     12. Plaintiff Abraham Kostick is, and at all relevant times has been, the owner of common stock of defendant ITT.

     13. Plaintiff Sharon Siegel is, and at all relevant times has been, the owner of common stock of defendant ITT.

     14. Plaintiff Ernest Hack is, and at all relevant times has been, the owner of common stock of defendant ITT.

     15. Plaintiff Jules Bernstein is, and at all relevant times has been, the owner of common stock of defendant ITT.

     16. Plaintiff Sylvia Piven is, and at all relevant times has been, the owner of common stock of defendant ITT.

     17. Plaintiff Donnie K. Marks is, and at all relevant times has been, the owner of common stock of defendant ITT.

     18. Plaintiff Dr. Samuel Cohen is, and at all relevant times has been, the owner of common stock of defendant ITT.

     19. Plaintiff Belle Cohen is, and at all relevant times has been, the owner of common stock of defendant ITT.

     20. Plaintiff Kenneth Steiner is, and at all relevant times has been, the owner of common stock of defendant ITT.

     21. Plaintiff Robert Huntley is, and at all relevant times has been, the owner of common stock of defendant ITT.

     22. Defendant ITT is a Nevada corporation with its principal executive offices at 1330 Avenue of the Americas, New York, New York. ITT describes itself as being primarily engaged in the hospitality, gaming, entertainment and information service businesses.

     23. Defendant Rand V. Araskog ("Araskog") is Chief Executive Officer and Chairman of the Board of Directors of ITT. He has been employed by the Company since 1966 and served as Chief Executive Officer of ITT and its predecessors since 1979. Araskog, for the fiscal year ended December 31, 1995, received a base salary of $2,000,000, a bonus of $2,330,800, other annual compensation of $251,063, a restricted stock award having an estimated value of $2,718,750 consisting of options to purchase 429,971 shares of ITT stock, a payout under the long-term incentive plan of $2,625,000 and other long-term compensation of $449,962.

     24. Defendant Robert A. Bowman ("Bowman") is President and Chief Operating Officer of ITT and has been employed by the Company, its predecessors and subsidiaries since April 1991. Bowman, for the fiscal year ended December 31, 1995, received a base salary of $583,333, a bonus of $611,800, other annual compensation of $44,942, a restricted stock award with an estimated value of $1,087,000 consisting of options to purchase 143,324 shares of ITT common stock, a payout under the long-term incentive plan of $900,000 and other long-term compensation of $37,380.

     25. Defendants Bette B. Anderson, Nolan D. Archibald, Robert A. Burnett, Paul G. Kirk, Jr., Edward C. Meyer, Benjamin F. Payton, Vin Weber, Margita E. White and Kendrick R.

Wilson III are all members of the Company's Board of Directors. As directors, each is paid an annual retainer fee of $48,000, an attendance fee of $1,000 for each meeting of the Board of Directors and each Committee meeting attended. In addition, defendants Bette B. Anderson, Vin Weber and Margita E. White serve as directors of ITT Educational Services, Inc. for which they receive an annual retainer fee of $18,000, an attendance fee of $750 for each meeting of the Board of Directors and $500 for each committee thereof.

     26. By virtue of their positions as directors and/or officers of ITT and their exercise of control over the business and corporate affairs of ITT, the ITT officers and directors named as defendants herein (the "Individual Defendants") have and at all relevant times had the power to control and influence, and did control and influence, and cause ITT to engage in the practices complained of herein. All Individual Defendants owed and owe ITT and its public stockholders fiduciary obligations and were and are required to: (i) use their ability to control and manage ITT in a fair, just and equitable manner; (ii) act in furtherance of the best interests of ITT and its stockholders; (iii) act to maximize shareholder value; (iv) refrain from abusing their positions of control; and (v) not favor their own interests at the expense of ITT and its stockholders. By reason of their fiduciary relationships, these defendants owed and owe Plaintiff and other members of the Class (as herein defined) the highest obligations of good faith, fair dealing, loyalty and due care.

     27. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of ITT, are breaching their fiduciary duties to the public shareholders of ITT.

     28. Each defendant herein is sued individually as a conspirator and/or aider and abettor, or, as appropriate, in his or her capacity as a director of the Company, and the liability of each arises from the fact that he, she or it has engaged in all or part of the unlawful acts, plans, schemes or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS

     29. Plaintiff brings this action pursuant to Rule 23 of the Federal Rules of Civil Procedure on their own behalf and as a class action on behalf of all shareholders of ITT (except defendants herein and any person, firm, trust, corporation or other entity related to, controlled by or affiliated with any of the defendants) and their successors in interest (the "Class").

     30. This action is property maintainable as a class action for the following reasons:

          (a) The Class of shareholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of November 6, 1996, ITT reported that it had over 116 million shares of common stock outstanding, owned by thousands of shareholders of record and beneficial owners who are scattered throughout the United States.

          (b) There are questions of law and fact common to members of the Class which predominate over any questions affecting only individual members. The common questions include, inter alia:

               (i) whether the anti-takeover protections of Nevada Rev. Statutes ss.ss. 78.378 et seq. (the "Control Share Acquisition Statute") and Nevada Rev. Statutes ss.ss. 78.411 et seq. (the "Business Combination Statute") are unconstitutional on their face or applied;

               (ii) whether the Individual Defendants are unlawfully impeding a potential acquisition of ITT to the detriment of the shareholders of the Company, and have breached their fiduciary and other common law duties owed by them to Plaintiff and other members of the Class by failing and refusing to attempt in good faith to maximize shareholder value by adopting strategies, policies and plans designed to thwart offers for ITT and entrench defendants in their positions of control and failing to act with complete candor;

               (iii) whether the Individual Defendants have engaged and are continuing to engage in an unlawful plan or scheme to perpetuate their control over and enjoyment of the perquisites of office at the expense of ITT's public shareholders;

               (iv) whether defendants have breached and/or aided and abetted the breach of fiduciary duties and other common law duties owed by them to Plaintiff and other members of the Class; and

               (v) whether Plaintiff and other members of the Class are being and will continue to be irreparably injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

          (c) The claims of Plaintiff are typical of the claims of other members of the Class and Plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

          (d) Plaintiff is committed to the vigorous prosecution of this action and have retained competent counsel experienced in litigation of this nature. Accordingly, Plaintiff is adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

          (e) Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.

     31. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action and the claims asserted herein. Because of the size of the individual Class members' claims, few, if any, Class members could afford to seek legal redress individually for the wrongs complained of herein. Absent a class action, the Class members will continue to suffer damage and defendants' violations of law will proceed without remedy. Defendants are acting in a manner which affects all shareholders in the same or similar fashion and would be subjected to potentially differing legal requirements or standards of conduct if this litigation were not certified to proceed as a class action on behalf of all ITT shareholders.

                             SUBSTANTIVE ALLEGATIONS

A.  Company Background

     32. ITT's corporate predecessor was traditionally identified as the quintessential conglomerate corporation acquiring widely disparate businesses in different industries for the predominant purpose of boosting corporate growth.

     33. This process of corporate conglomeration has long fallen into disfavor as investors now prefer companies with a well-defined and well-focused market and strategy.

     34. In order to regain investor favor, following a three-way spin-off of business groups by ITT's predecessor, defendant Araskog has been increasingly refocusing ITT's business on gaming, hotels and entertainment. And, although ITT continues to own interests in educational services, telecommunications and other businesses unrelated to the gaming industry, the Company has stated that it intends to dispose of those operations which do not fit within its core business.

     35. The management of a more focused business makes managerial weaknesses in one of the core operations more readily transparent, and, ITT's weaknesses in managing ITT's gaming operations have recently become abundantly clear.

     36. Thus, on September 9, 1996, ITT publicly announced that it expected its third quarter earnings to be significantly impacted by negative results in the Company's gaming segment. The earnings shortfall was reportedly due to low table hold percentages and baccarat drop and construction disruptions at Caesar's Palace and the Desert Inn, two significant gaming properties of ITT.

     37. As investors recognized, these disappointing results reflected more than a one-time downturn but rather were symptomatic of severe, chronic problems at ITT. As discussed in a September 17, 1996, report issued by the brokerage firm of Morgan Stanley & Co., Inc.:

     We have never been overly concerned with quarterly baccaret losses, or even with construction disruptions on projects that yield long-term value. However, we are concerned that the company is still unwilling to provide guidance on the timing and impact of construction delays on its $2.5 billion casino development projects. That, coupled with an increasingly competitive gaming environment, makes ITT's casino operations vulnerable for the next several years.

     In addition, we have long argued that ITT's stock would rise as the company monetized its hodgepodge of noncore assets, and after speaking with management we think such dispositions will take longer to implement. While ITT Educational and World Directories businesses are unlikely to be in the company five years from now, there appear to be a number of internal obstacles to disposing of them anytime soon. The company is also clearly committed to keeping its Madison Square Garden operations, and through it has done much to improve MSG--taking its EBITDA from $20 million in 1994 to $78 million in 1995--we are still not persuaded that a sports team/network fits into a gaming and lodging concern.

     We were also hopeful that ITT would be using part of its $3 billion credit line and $200 million in cash to aggressively buy back its stock--it's off 16% since September 10, 1996. Given our generally neutral view of the gaming industry, we would prefer ITT to slow down its expansion and use more capital to shrink its equity base. Instead, we were told that while the company and its management made some purchases, the buyback was symbolic in nature and not enough to affect EPS.

     These three issues -- lack of guidance, slow asset dispositions, and a smaller-than-hoped-for stock buyback--lead us to look in vain for a catalyst to make ITT's stock recover in the near term. More critically, we still see some vulnerability in our current earnings estimates. If casino construction is further delayed or there is any slowdown in the full-service lodging sector, ITT could be in for another round of downward earnings revisions.

     38. Other brokerage firms weighed in with similarly negative analyses, driving down ITT's common stock price from its close prior to the September 9, 1996 announcement, of $56 per share to a trading range of between approximately $40 and $45 a share. ITT's stock closed at an undervalued $42.875 on January 27, 1997.

     39. In late November, 1996, Hilton contacted one of ITT's principal financial advisors to determine whether ITT wished to discuss a possible strategic combination. These overtures were quickly and unambiguously rebuffed by ITT.

B.  The Offer

     40. On January 27, 1997, after the close of trading Hilton announced that it wished to acquire ITT and was making an initial offer of $55 per share (the "Offer"), a substantial -- almost 30% -- premium over ITT's previous trading price. The total value of the proposed transaction, including Hilton's assumption of outstanding debt, is estimated at $10.5 billion. Hilton indicated that it was preparing to make a tender offer for up to 50% of ITT's shares and would also wage a proxy contest to deactivate ITT's anti-takeover defenses. ITT was reportedly hostile to the unsolicited bid.

     41. Reportedly, Hilton first made the Offer over the phone to ITT on January 27, 1997, and later that day confirmed the Offer in writing. According to the letter sent to defendant Araskog by Stephen Bollantach, Hilton's President and Chief Executive Officer, Hilton stated, "that we are committed to making this combination a reality. Although we would much rather work directly with you, we are prepared if necessary to solicit proxies from your shareholders to replace your board of directors in order to complete this transaction."

     42. Bollenbach added that, "[t]he combination of ITT and Hilton would bring together two of the world's most respected lodging operations, as well as two premier gaming businesses with powerful brand names. We believe this combination would be of enormous benefit to each company and its respective shareholders, employees and other constituencies."

     43. In its communication with ITT, Hilton noted that its proposal was based solely on publicly available information, and that a review of ITT private information could result in an even higher offer. In fact, on January 28, 1997, Bloomberg News Service reported that Hilton may be willing to boost its Offer to $65 per Share. Bollenbach added that, "our bid is specifically designed to allow ITT shareholders to obtain a substantial premium [29%] over the current stock price, and at the same time to participate in the combined company's upside potential." Bollenbach added that "ITT 's shareholders will benefit from substantial operating and financial savings that are unique to a merger with Hilton," estimating that the combination would result in more than $100 million in annual cost savings.

C.  ITT's Poison Pill And Other Defensive Measures

     44. ITT has its disposal various anti-takeover devices and other defensive measures -- including a Shareholder Rights Plan (i.e., a poison pill), various corporate by-laws structured to entrench management and the provisions of Nevada Rev. Statutes ss.ss. 78.378 et seq. (the "Control Share Acquisition Statute") and ss.ss. 78.411 et seq. (the "Business Combination Statute") (collectively, "the Nevada Anti-Takeover Statutes"), which the Individual Defendants, in the pursuit of their entrenchment scheme, can and will utilize to block the Offer and fend off any threats to their control.

  1. The Poison Pill

     45. ITT has a number of anti-takeover provisions in place, such as its shareholders' "rights plan," better known as a "poison pill." In the event that a third-party (like Hilton) acquires 15% or more of ITT's shares, the "poison pill" enables all ITT shareholders other than that third-party to purchase ITT preferred shares at a 50% discount from market value. ITT's former corporate parent has publicly acknowledged that the "poison pill" "may render an unsolicited takeover of [ITT] more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer [ITT's] shareholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of the shareholders of [ITT]."

     46. The Poison Pill has the effect of making it extraordinarily difficult, expensive and/or impossible for any potential acquiror not approved by management to acquire ITT. As a result, the Poison Pill has the effect of precluding successful completion of even the most attractive offer for ITT unless the Board acquiesces or approves, thus denying the Company's shareholders an opportunity to make their own choice.

     47. By adopting the Poison Pill, the Company's directors caused a fundamental shift of power from ITT shareholders to themselves. The Poison Pill thus permits the Individual Defendants to act as the prime negotiators of -- and, in effect, totally to preclude -- any and all acquisition offers through their power to redeem or to refuse to redeem the Rights.

     48. This fundamental shift of control of the Company's destiny from its public shareholders to ITT's Board of Directors results in a heightened fiduciary duty on the part of the Board to consider, in good faith, a third-party bid, and further requires the directors to pursue a third-party's bona fide interest in acquiring the Company and to negotiate in good faith with a bidder on behalf of the Company's shareholders.

  2. ITT's By-Laws

     49. Section 2.2 of ITT's Amended and Restated By-laws provides that "[t]he number of Directors which shall constitute the whole Board shall be such as from time to time shall be determined by resolution adopted by a majority of the entire Board, but the number shall not be less than one nor more than twenty-five. . ." Section 2.2 further provides that "[a]ny stockholder entitled to vote for the election of Directors may nominate a person or persons for election as Directors only if written notice of such stockholder's intent to make such nomination is given 90 days in advance of the anniversary date of the immediately preceding annual meeting." Section 2.2 does not provide any mechanism for shareholders to supplement their written notice of intention to nominate a director in the event that the ITT Board votes to increase the size of the ITT Board after the time to provide such notice purportedly has lapsed. ITT's former corporate parent has publicly acknowledged that the "Board of Directors of [ITT] may be able to prevent any shareholder from obtaining majority representation on the Board of Directors by increasing the size of the board and filling the newly created directorships with its own nominees."

     50. In this regard, ITT, based on its current by-laws, may effectively thwart any hostile takeover by enlarging the size of the ITT Board in order to preserve the position of the incumbent directors.

  3. The Control Share Acquisition Statute

     51. Defendant ITT has at its disposal the anti-takeover protections of the Nevada Control Share Acquisition Statute.

     52. Under the Control Share Acquisition Statute, a third-party (like Hilton) that acquires a "controlling interest" in the shares of a Nevada corporation (like ITT) cannot vote those shares unless: (a) such voting rights are conferred by a majority vote of the disinterested shareholders of the corporation; or (b) the Nevada Corporation's Board adopts a by-law opting out of the coverage of the Statute -- something that the ITT board has not done.

  4. The Business Combination Statute

     53. Defendant ITT also has at its disposal the anti-takeover protections of the Nevada Business Combination Statute.

     54. Under the Business Combination Statute, a third-party (like Hilton) that acquires 10% or more of the voting power of a Nevada corporation's stock (like ITT's) cannot engage in a business combination with that Nevada corporation for three years unless the acquisition of the shares or the business combination is approved by the Nevada Corporation's Board in advance.

     55. The effect of the Anti-Takeover Statutes which ITT may include under Nevada law is to frustrate and impede the ability of ITT shareholders to decide for themselves whether they wish to receive the benefits of any unsolicited offer, including the Hilton tender offer and proposed second-step merger. These devices unreasonably and inequitably frustrate and impede the ability of the shareholders to maximize the value of their ITT holdings. The failure of ITT and its Board to adopt a by-law opting out of the Control Share Acquisition Statute, to adopt a resolution approving the Hilton tender offer and any other unsolicited bid for purposes of the Business Combination Statute, or alternatively, to employ such defenses in a fair and non-coercive manner, are or will breach, or threaten to breach the Individual Defendant's fiduciary duties to stockholders and thus are a violation of Nevada law. In addition, the effect of the Nevada Anti-Takeover Statutes generally, and specifically as applied here, is to unconstitutionally interfere with interstate commerce and the Class members due process rights, particularly in light of Hilton's announced and imminent takeover efforts.

                        Declaratory and Injunctive Relief

     56. The Court may grant the declaratory and injunctive relief sought herein pursuant to 28 U.S.C. ss. 2201 and Fed. R. Civ. P. 57 and 65. A substantial controversy presently exists, as demonstrated by: (a) ITT's rebuff of Hilton's overtures of November 1996 for the acquisition of ITT, (b) ITT's unwillingness even to meet with Hilton to consider or discuss a combination or merger with Hilton or any other possible acquiror and (c) ITT's failure to redeem or amend the Poison Pill, and/or retract any of its other takeover defenses including those in ITT's by-laws and those unconstitutionally and impermissibly afforded by the Nevada Anti-Takeover Statutes or to use those defenses in a proper way. The shareholders' interests in maximizing the value of their ITT holdings is adverse to the interests of the Individual Defendants in their desire to retain their positions on the ITT Board. The existence of this controversy is causing confusion and uncertainty in the market for public securities because investors do not know whether they will be able to avail themselves of an advantageous financial offer. The granting of the requested declaratory and injunctive relief will serve the public interest by affording relief from such uncertainty and by avoiding delay.

                                     COUNT I

                    For Injunctive and Declaratory Relief --

            Unconstitutionality of the Nevada Anti-Takeover Statutes

     57. Plaintiff repeats and realleges each allegation set forth herein.

     58. This claim arises under the Commerce, Supremacy and Due Process Clauses of the United States Constitution.

     59. The Offer constitutes a substantial securities transaction in interstate commerce, employing interstate instrumentalities and facilities in the communication of the Offer, and in transactions for the purchase and sale of ITT's securities occurring across state lines.

     60. The Nevada Anti-Takeover Statutes violate the Commerce Clause because they impose direct, substantial and adverse burdens on interstate commerce that are excessive in relation to the local interests purportedly served by the statutes. Among other things, the Statutes may make it more difficult to accomplish transactions which ITT shareholders may otherwise deem to be in their best interest, because the Statutes vest the boards of Nevada companies with ultimate power to thwart potential business combinations.

     61. The Nevada Anti-Takeover Statutes are unconstitutional and null and void on their face under the Commerce Clause. In addition, the Nevada Anti-Takeover Statues are unconstitutional and null and void under the Commerce Clause in their application under the circumstances of this case. ITT shareholders may be effectively prevented from accepting the Hilton offer or any other offer to the extent the Board of ITT exercises its rights under the Nevada Anti-Takeover Statute in furtherance of its course of entrenchment. Accordingly, the undue burden on interstate commerce that is created by these statutes has a direct and substantial impact in this case.

     62. The Nevada Anti-Takeover Statutes also violate the Supremacy Clause of the United States Constitution. The Offer is subject to, among other things, the federal laws and regulations governing tender offers, including the Williams Act amendments to the Securities

Exchange Act, 15 U.S.C. ss.ss. 78m and 78n, and the rules and regulations promulgated thereunder. The Williams Act is intended to establish even-handed regulation of tender offers which favors neither the offeror nor incumbent management of the target but leaves the decision concerning the merits of the offer to the target's stockholders.

     63. By establishing policies, standards and procedures that conflict with and are obstacles to the policies implemented by Congress by means of the Williams Act and the rules and regulations promulgated thereunder, the Nevada Anti-Takeover Statutes are invalid and unconstitutional as applied to the Offer under the Supremacy Clause of the United States Constitution, art. VI, cl. 2, which accords supremacy to federal law over conflicting state law, and violate and are preempted by Section 28(a) of the Securities Exchange Act of 1934, (the "Exchange Act") 15 U.S.C. ss. 78bb, which prohibits and preempts state regulation that conflicts with the provisions of the Exchange Act and the rules and regulations thereunder.

     64. The Nevada Anti-Takeover Statutes also violate the Due Process Clause of the United States Constitution. The Statutes prevent Plaintiff and the Class from maximizing the value of their ITT holdings due to the Individual Defendant's entrenching efforts. Thus, those person, acting under color of state law, are diminishing the property interest of all class members. The class members are thus being deprived of fundamental freedoms and property interests guaranteed by the Due Process Clause of the United States Constitution.

     65. Plaintiff seeks declaratory relief with respect to the unconstitutionality of the Nevada Anti-Takeover Statutes, pursuant to the Federal Declaratory Judgments Act, 28 U.S.C. ss. 2201, and injunctive relief against the application and enforcement of these unconstitutional Statutes. Plaintiff and the Class members are or will be irreparably and imminently injured by the wrongs alleged herein.

     66. Plaintiff and the Class have no adequate remedy at law.

                                    COUNT II

                             Against All Defendants

                         For Breach of Fiduciary Duties

     67. Plaintiff repeats and realleges each allegation set forth herein.

     68. Defendants, acting in concert, have violated their fiduciary duties owed to the public shareholders of ITT and put their own personal interests ahead of the interests of the ITT public shareholders and are using their control positions as officers and directors of ITT for the purpose of retaining their positions and perquisites as Board members at the expense of ITT's public shareholders.

     69. The Individual Defendants are engaged in a course of conduct which evidences their failure to: (1) seriously evaluate the benefits to the Company's shareholders of the Hilton offer; (2) undertake an adequate evaluation of ITT's worth as a potential acquisition candidate; (3) take adequate steps to enhance ITT's value and/or attractiveness as an acquisition candidate; (4) effectively expose ITT to the marketplace in an effort to create an open auction for ITT; or
(5) act independently so that the interests of public shareholders would be protected. Instead, defendants have sought to chill or block any potential offers for ITT.

     70. The Individual Defendants have taken no affirmative steps to facilitate Hilton's premium offer and thus far have been content to remain behind the protections of the Company's defenses, including its Poison Pill, from unwanted takeovers. To act consistent with their fiduciary duties, the Individual Defendants should evaluate all available alternatives, including negotiating with Hilton and any other potential suitors, which they have failed to do.

     71. The Individual Defendants owe fundamental fiduciary obligations under the present circumstances to take all necessary and appropriate steps to maximize shareholder value and explore in good faith the Hilton proposal. In addition, the Individual Defendants have the responsibility to act independently so that the interests of ITT's public stockholders will be protected, to seriously consider all bona fide offers for the Company, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of the Company must adequately ensure that no conflict of interest exists between defendants' own interests and their fiduciary obligations to maximize stockholder value and act in the shareholders' best interests or, if such conflicts exist, to ensure that they will be resolved in the best interests of the Company's public stockholders.

     72. ITT represents a highly attractive acquisition candidate. Defendants' conduct has deprived and will continue to deprive the Company's public shareholders of the very substantial control premium which Hilton is prepared to pay or of the enhanced premium which further exposure of the Company to the market could provide. Defendants are precluding the shareholders' enjoyment of the full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal which would provide for an acquisition for all shares at a very attractive price.

     73. ITT's Board and its top management have frustrated Hilton's current acquisition overtures and offers, even though those proposals would result in ITT's shareholders receiving a substantial premium over recent market-prices of ITT stock. The Individual Defendants have done this because they know that in the event ITT were acquired by any potential bidders, most or all of the directors of ITT and its senior management would, either in connection with the acquisition or shortly thereafter, been moved from the Board of the surviving company because their services would not be necessary and they would be mere surplusage and thus an acquisition would bring an end to their power, prestige and profit. In so acting, ITT's directors and those in management allied with them have been aggrandizing their own personal positions and interests over those of ITT and its broader shareholder community to whom they owe fundamental fiduciary duties not to entrench themselves in office.

     74. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of the Company, have carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of the shareholders of ITT and thereby entrench themselves in their offices and positions within the Company. The Individual Defendants have violated their fiduciary duties owed to Plaintiff and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Company's public shareholders for their own personal benefit.

     75. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize a full and fair value for their stock at a substantial premium over the market price and to compel defendants to carry out their fiduciary duties to maximize shareholder value in selling ITT.

     76. Only through the exercise of this Court's equitable powers can Plaintiff be fully protected from the immediate and irreparable injury which the defendants' actions threaten to inflict.

     77. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, will continue to entrench themselves in office, and will prevent the sale of ITT at a substantial premium, all to the irreparable harm of Plaintiff and the other members of the Class, who are or will be imminently injured by such misconduct.

     78. Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, Plaintiff demands judgment as follows:

     A. Declaring this to be a proper class action and certifying Plaintiff as a class representative;

     B. Declaring that the Nevada Control Share Acquisition Statute and the Nevada Business Combination Statute, either generally or applied here, are unconstitutional;

     C. Ordering the Individual Defendants to carry out their fiduciary duties to Plaintiff and the other members of the Class by announcing their intention to:

               (i) cooperate fully with any entity or person, including, but not limited to, Hilton, having a bona fide interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buy-out or takeover of the Company;

               (ii) immediately undertake an appropriate evaluation of ITT's worth as a merger or acquisition candidate;

               (iii) take all appropriate steps to effectively expose ITT to the marketplace in an effort to create an active auction of the Company;

               (iv) act independently so that the interests of the Company's public shareholders will be protected; and

               (v) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interest and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public shareholders of ITT.

     D. Declaring that the Individual Defendants have violated their fiduciary duties to the Class;

     E. Enjoining defendants from abusing the corporate machinery of the Company for the purpose of entrenching themselves in office;

     F. Ordering the Individual Defendants to take steps to facilitate a premium acquisition by utilizing the Company's anti-takeover defenses, including the Rights Plan and the Nevada

Anti-Takeover Statutes (if they are not stricken) exclusively in a manner designed to maximize shareholder value;

     G. Ordering the Individual Defendants, jointly and severalty, to account to Plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

     H. Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for Plaintiff's attorneys' and experts' fees; and

     I. Granting such other and further relief as may be just and proper.

                                   JURY DEMAND

     Plaintiff demands a trial by jury of all issues so triable.

DATED:  February 5, 1997

                                       Respectfully submitted,

                                       ALBRIGHT, STODDARD, WARNICK
                                          & ALBRIGHT



                                       /s/ G. Mark Albright
                                       ------------------------------------
                                       G. MARK ALBRIGHT
                                       Nevada Bar No. 001394
                                       WILLIAM H. STODDARD, ESQ.
                                       Nevada Bar No. 001477
                                       Quail Park Suite D-4
                                       801 South Rancho Drive
                                       Las Vegas, NV 89106
                                       Telephone:  702/384-7111

                                       Arthur N. Abbey, Esq.
                                       Mark C. Gardy, Esq.
                                       Abbey, Gardy & Squitieri, LLP
                                       212 East 39th Street
                                       New York, NY 10016
                                       (212) 889-3700

                                       David J. Bershad, Esq.
                                       Steven G. Schulman, Esq.
                                       Seth Ottensoser, Esq.
                                       Milberg Weiss Bershad Hynes
                                        & Levach LLP
                                       One Pennsylvania Plaza
                                       New York, NY 10119
                                       (212) 594-5300

                                       Jeffrey G. Smith, Esq.
                                       Neil L. Zola, Esq.
                                       Wolf Haldenstein Adler Freeman & Herz
                                       LLP
                                       270 Madison Avenue
                                       New York, NY 10016
                                       (212) 545-4600

                                       Stanley Bernstein, Esq.
                                       Bernstein Liebhard & Lifshitz
                                       274 Madison Avenue
                                       New York, NY 10016
                                       (212) 799-1414

                                       Pamela Tikellis, Esq.
                                       Chimicles, Jacobsen & Tikellis
                                       One Rodney Square
                                       Wilmington, DE 19899
                                       (302) 656-2500

                                       Bertram Bronzaft, Esq.
                                       Garwin Bronzaft Gerstein & Fisher L.L.P.
                                       1501 Broadway
                                       Room 1416
                                       New York, NY 10036
                                       (212) 398-0055

                                       Lawrence Sucharow, Esq.
                                       Goodkind, Labaton, Rudoff & Sucharow
                                       LLP
                                       100 Park Avenue
                                       New York, NY 10017-5563
                                       (212) 907-0700

                                       Deborah R. Gross, Esq.
                                       Law Offices of
                                       Bernard M. Gross
                                       1500 Walnut Street
                                       Philadelphia, PA 19102
                                       (215) 561-3600

                                       Bernard Malina, Esq.
                                       Malina & Wolson
                                       60 East 42nd Street
                                       New York, NY 10016
                                       (212) 986-7410

                                       Klari Neuwelt, Esq.
                                       Law Office of
                                       Klari Neuwelt
                                       950 Third Avenue, 8th Floor
                                       New York, NY 10022
                                       (212) 593-8800

                                       Charles J. Piven, Esq.
                                       Law Offices of
                                       Charles J. Piven
                                       The Legg Mason Tower
                                       111 S. Calvert Street
                                       Baltimore, MD 21202
                                       (401) 332-0300

                                       Lawrence G. Soicher, Esq.
                                       300 Park Avenue
                                       20th Floor
                                       New York, NY 10022
                                       (212) 684-6442

                                       Zachary A. Starr, Esq.
                                       Starr & Holman LLP
                                       10 E. 40th Street
                                       New York, NY 10016
                                       (212) 980-7000

                                       Stuart Wechsler, Esq.
                                       Weschsler Harwood Halebian
                                        & Feffer LLP
                                       805 Third Avenue
                                       New York, NY 10022
                                       (212) 935-7400

                                       Alfred G. Yates, Jr., Esq.
                                       Law Offices of
                                       Alfred G. Yates, Jr.
                                       519 Allegheny Building
                                       Suite 519
                                       429 Forbes Avenue
                                       Pittsburgh, PA 15219
                                       (412) 391-5164